NYSE
AN ICE EXCHANGE

August 28, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Texas certifies its approval for listing and registration of the Yorkville America MANGOS Plus Index ETF, a series of Yorkville America Investment Trust, under the Exchange Act of 1934.

Sincerely,